Exemption No. 82-3998

Notice to the Oslo Stock Exchange



ORKLA



03029805

03 SEP -4 AM 7:21

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP, Investor Relations, Tel: +47 22 54 44 11
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

Date: 25 August 2003

Amortisation of own shares

On 30 April 2003 the Annual General Meeting of Orkla adopted to reduce the company's share capital by NOK 14,951,562.50 by redeeming (amortising) 2,392,250 of the shares owned by Orkla ASA.

The amortisation (cancellation) of shares has now been carried out and the number of shares in the company has been reduced from 216,301,666 to 213,909,416. The share capital has been reduced from NOK 1,351,885,412.50 to NOK 1,336,933,850.

Following this amortisation Orkla owns 7,921,283 own shares.

dlw 9/8

Notice to the Oslo Stock Exchange



ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22544455

Date: 14 August 2003

Negotiations about structural changes at Carlsberg in Sweden

Carlsberg Sverige initiates negotiations with the union representatives about the possibilities to transfer the production of beer, mineral water and other soft drinks from the brewery in Bromma near Stockholm to Carlsberg Sverige's brewery in Falkenberg and to Copenhagen. Furthermore, there will be negotiations about the possibilities of utilising synergies by combining Danish and Swedish administrative departments.

A consequence of mutual Danish/Swedish departments could be that the Swedish headquarter move from Stockholm to Falkenberg. Today, Carlsberg Sverige has approx. 900 employees in Stockholm. If the headquarter is moved, a total of approx. 400 jobs will disappear, whereas approx. 100 new jobs could be created in Falkenberg.